                                                              EXHIBIT 4.1
                         AVIC GROUP INTERNATIONAL, INC.






15 October 1996




Mr. David Rubenstein
The Carlyle Group
1001 Pennsylvania Avenue, NW #220
Washington, DC 20004-2505




Dear David:

I want to confirm the details of the warrants that you and I have discussed over the past several days. For your advisory services to AVIC Group International, Inc., we will issue you a warrant to purchase 200,000 shares of the Company's Common Stock at an exercise price of $1.50. The advisory services performed by you will include advising the Company on legal matters relating to the structure of our Sino-foreign joint ventures and marketing strategies for the Company in the People's Republic of China.


Sincerely,




Joseph R. Wright
Chairman